SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 07 2016
REGISTRATIONS BRANCH
02



16014536

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DriveWealth, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

97 Main Street, 2nd Floor
(No. and Street)

Chatham	New Jersey	07928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Dugan 973-559-6746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – if individual, state last, first, middle name)

517 Route One	Iselin	New Jersey	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Dugan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DriveWealth, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New Jersey
County of Morris
Subscribed and sworn to (or affirmed) before me on this 26 day of Feb., 2016 by Michael Dugan proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

CFO / COO

Title


PAMELA S STOLL
Notary Public
State of New Jersey
My Commission Expires Aug 4, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Annual Compliance Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DriveWealth, LLC

Financial Statements
And Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2015

CONTENTS



Demetrius Berkower LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
DriveWealth, LLC

We have audited the accompanying statement of financial condition of DriveWealth, LLC as of December 31, 2015. This financial statement is the responsibility of DriveWealth, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DriveWealth, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
February 25, 2016


IAPA
INTERNATIONAL
Global Support Local Knowledge

DriveWealth, LLC

Statement of Financial Condition

For the Year Ended December 31, 2015

ASSETS		
Cash	$	2,353,259
Cash Segregated under Federal and Other Regulations		112,995
Deposit with Clearing Organization		250,000
Securities Owned, at Fair Value		2,709
Furniture, Equipment & Leasehold Improvements, at Cost Less Accumulated Depreciation of $13,124		6,512
Other Assets		59,423
Total Assets	$	2,784,898
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts Payable, Accrued Expenses and Other Liabilities	$	131,785
Due to Affiliates		37,340
Total Liabilities		169,125
Member's Equity		2,615,773
Total Liabilities and Member's Equity	$	2,784,898

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

1.1 Nature of Operations

DriveWealth, LLC (the "Company") was formed in New Jersey on May 24, 2012. The Company is wholly owned by DriveWealth Holdings, Inc. (the "Parent"). Effective December 2, 2013, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with 53 U.S states and territories and with the Commodity Futures Trading Commission and the National Futures Association as an introducing broker.

The Company operates as an agency business retailing corporate equity securities as well as providing an online application that will allow its user customer base to trade equity securities and exchange traded funds. The Company clears its business on an omnibus basis with its clearing broker. The Company is subject to the provisions of SEC Rule 15c3-1 and SEC Rule 15c3-3.

1.2 Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

1.3 Commission Income

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur.

1.4 Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1.5 Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the double-declining method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

1.6 Segregated Cash

In accordance with FINRA Customer Protection Rule 15c3-3, the Company calculates weekly, as of the close of the last business day of the week, and deposits no later than one hour after the opening of banking business on the second following business day, the Special Reserve Requirement for the Exclusive Benefit of Customers.

1.7 Income Taxes and Deferred Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The loss of the Company is reported on the Parent's tax returns. The Company is subject to taxation in local jurisdictions. As of December 31, 2015, the Company's reporting of operations for tax years 2013 and 2014 are subject to examination by the tax authorities.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

1.7 Income Taxes and Deferred Income Taxes (Continued)

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2015. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

1.8 Advertising

The Company expenses advertising costs as incurred.

1.9 Cash and Cash Equivalents

The Company considers short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less, to be cash equivalent.

2. Concentrations of Business Risk and Credit Risk and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer (ICBC Financial Services, LLC, or "ICBCFS") with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its clearing broker-dealer. If the clearing broker-dealer should cease doing business, the Company's receivables from such clearing broker-dealer could be subject to forfeitures. Notwithstanding the foregoing, the Clearing broker-dealer, as well as the Company, are members of the Securities Investor Protection Corporation ("SIPC"). SIPC protects the accounts of customers up to $500,000 for securities and cash (including a $250,000 limit for cash only). In addition to SIPC coverage, the clearing broker-dealer provides additional protection for shortfalls above the SIPC limits by having an excess-SIPC policy through a Lloyd's of London syndicate. Such excess-SIPC policy provides total aggregate firm limit coverage up to $100 million.

3. Property and Equipment

Leasehold improvements	$	772
Furniture and fixtures		13,755
Office equipment		5,109
		19,636
Less: Accumulated depreciation and amortization		(13,124)
	$	6,512

Depreciation expense for the year ended December 31, 2015 was $4,827.

4. Regulatory Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250,000 minimum net capital. At December 31, 2015, the Company has net capital of $2,549,721, which was $2,299,721 in excess of its required net capital of $250,000.

The Company is subject to Rule15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers (Rule 15c3-3). At December 31, 2015, the Company had segregated cash of $112,995, which was $83,600 in excess of the deposit requirement of $29,395.

5. Operating Leases – See Note 7

6. Segregated Cash and Deposit with Clearing Organization

Segregated cash represents cash held in a Special Reserve Account for the Exclusive Benefit of Customers at the Industrial and Commercial Bank of China (USA) NA ("ICBC").

The Company maintains a $250,000 deposit with its clearing broker, ICBCFS.

7. Related Party Transactions

The Company has three agreements with related parties in place in 2015. One is with an affiliate under common control with the Company, DriveWealth Technologies, LLC, ("Technologies") and the other two with the Company's parent, DriveWealth Holdings, Inc. ("Holdings" or the "Parent").

Under a Service Level Agreement, the Company pays Technologies a monthly lease fee for the trading platform and app equal to $2.25 for each new live investing account opened by customers on the app during the preceding month. In addition, the Company pays Technologies an on-going maintenance support fee of 30¢/month for each live investing account at the end of the preceding month. For 2015, the Company incurred $60,531 of technology service fee charges under this agreement. This amount is included in Technology and Communications in the Statement of Operations.

Under an Expense Sharing Agreement, Holdings incurs certain expenses (such as office supplies, insurance, and other general overhead costs) on behalf of its wholly-owned subsidiaries, the Company and Technologies. Such costs are charged back to the Company and Technologies either on a specific identification basis, or 50 / 50 in cases where specific identification is not feasible. For 2015, the Company incurred $129,582 of health insurance and $20,481 of other general overhead under this agreement. The former amount is included in Employee compensation and the latter in Other Expenses in the Statement of Operations.

Under a Sub-Lease Agreement, Holdings leased 2,806 square feet of office space at 16 Washington Street, Morristown, NJ from 09/01/2012 through 08/31/2015. Under sub-lease agreement with Holdings, the Company sub-leased 50% of said space through June 8, 2014. (From June 2014 through August 2015, an unaffiliated firm assumed the Company's sublease and space at 16 Washington Street.) Effective June 9, 2014 through January 8, 2022, Holdings leased 7,748 square feet of office space at 97 Main Street, Chatham, NJ. Under a separate sub-lease agreement, the Company subleases 55% of the 97 Main Street space. Lease costs are accounted for on a straight-line basis over the life of the lease. For 2015, the Company incurred expenses of $102,232 for rent and utilities under this agreement. This amount is included in Occupancy and Equipment Costs in the Statement of Operations.

7. Related Party Transactions (Continued)

The Company's future minimum lease obligation under the sub-lease agreement with Holdings, is as follows:

Year	$ Amount
2016	$92,308
2017	103,087
2018	115,012
2019	117,143
2020	119,273
2021	121,404
2022	2,612
	$670,839

8. Subsequent Events

Pursuant to NASD Rule 1017, on January 25, 2016 FINRA granted approval of the continuing membership application of DriveWeath, LLC with regard to its request to engage in the following business lines: (1) fully-disclosed correspondent clearing and settlement services for U.S. and foreign registered introducing broker-dealers; (2) single consolidated margin and cash account clearing and settlement services for Qualified Intermediaries that are also foreign broker-dealers registered in their local jurisdiction; (3) facilitation of fractional shares trading of U.S. exchange listed equity securities on a principal basis; and (4) trade select U.S. listed equity securities after normal market hours.

PUBLIC


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 07 2016
REGISTRATIONS BRANCH
02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 69161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DriveWealth, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

97 Main Street, 2nd Floor
(No. and Street)

Chatham (City) New Jersey (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Dugan 973-559-6746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – if individual, state last, first, middle name)

517 Route One (Address) Iselin (City) New Jersey (State) 08830 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Dugan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DriveWealth, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New Jersey
County of Morris
Subscribed and sworn to (or affirmed) before me on this 26 day of Feb., 2016 by Michael Dugan proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

CFO / COO

Title



PAMELA S STOLL
Notary Public
State of New Jersey
My Commission Expires Aug 4, 2016



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Annual Compliance Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DriveWealth, LLC

Financial Statements
And Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2015

CONTENTS



DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
DriveWealth, LLC

We have audited the accompanying statement of financial condition of DriveWealth, LLC as of December 31, 2015. This financial statement is the responsibility of DriveWealth, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DriveWealth, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
February 25, 2016

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 • F (732) 781-2732
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California


IAPA
INTERNATIONAL
Global Support Local Knowledge

DriveWealth, LLC

Statement of Financial Condition

For the Year Ended December 31, 2015

ASSETS		
Cash	$	2,353,259
Cash Segregated under Federal and Other Regulations		112,995
Deposit with Clearing Organization		250,000
Securities Owned, at Fair Value		2,709
Furniture, Equipment & Leasehold Improvements, at Cost Less Accumulated Depreciation of $13,124		6,512
Other Assets		59,423
Total Assets	$	2,784,898
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts Payable, Accrued Expenses and Other Liabilities	$	131,785
Due to Affiliates		37,340
Total Liabilities		169,125
Member's Equity		2,615,773
Total Liabilities and Member's Equity	$	2,784,898

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

1.1 Nature of Operations

DriveWealth, LLC (the "Company") was formed in New Jersey on May 24, 2012. The Company is wholly owned by DriveWealth Holdings, Inc. (the "Parent"). Effective December 2, 2013, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with 53 U.S states and territories and with the Commodity Futures Trading Commission and the National Futures Association as an introducing broker.

The Company operates as an agency business retailing corporate equity securities as well as providing an online application that will allow its user customer base to trade equity securities and exchange traded funds. The Company clears its business on an omnibus basis with its clearing broker. The Company is subject to the provisions of SEC Rule 15c3-1 and SEC Rule 15c3-3.

1.2 Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

1.3 Commission Income

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur.

1.4 Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1.5 Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the double-declining method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

1.6 Segregated Cash

In accordance with FINRA Customer Protection Rule 15c3-3, the Company calculates weekly, as of the close of the last business day of the week, and deposits no later than one hour after the opening of banking business on the second following business day, the Special Reserve Requirement for the Exclusive Benefit of Customers.

1.7 Income Taxes and Deferred Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The loss of the Company is reported on the Parent's tax returns. The Company is subject to taxation in local jurisdictions. As of December 31, 2015, the Company's reporting of operations for tax years 2013 and 2014 are subject to examination by the tax authorities.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

1.7 Income Taxes and Deferred Income Taxes (Continued)

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2015. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

1.8 Advertising

The Company expenses advertising costs as incurred.

1.9 Cash and Cash Equivalents

The Company considers short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less, to be cash equivalent.

2. Concentrations of Business Risk and Credit Risk and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer (ICBC Financial Services, LLC, or "ICBCFS") with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its clearing broker-dealer. If the clearing broker-dealer should cease doing business, the Company's receivables from such clearing broker-dealer could be subject to forfeitures. Notwithstanding the foregoing, the Clearing broker-dealer, as well as the Company, are members of the Securities Investor Protection Corporation ("SIPC"). SIPC protects the accounts of customers up to $500,000 for securities and cash (including a $250,000 limit for cash only). In addition to SIPC coverage, the clearing broker-dealer provides additional protection for shortfalls above the SIPC limits by having an excess-SIPC policy through a Lloyd's of London syndicate. Such excess-SIPC policy provides total aggregate firm limit coverage up to $100 million.

3. Property and Equipment

Leasehold improvements	$	772
Furniture and fixtures		13,755
Office equipment		5,109
		19,636
Less: Accumulated depreciation and amortization		(13,124)
	$	6,512

Depreciation expense for the year ended December 31, 2015 was $4,827.

4. Regulatory Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250,000 minimum net capital. At December 31, 2015, the Company has net capital of $2,549,721, which was $2,299,721 in excess of its required net capital of $250,000.

The Company is subject to Rule15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers (Rule 15c3-3). At December 31, 2015, the Company had segregated cash of $112,995, which was $83,600 in excess of the deposit requirement of $29,395.

5. Operating Leases – See Note 7

6. Segregated Cash and Deposit with Clearing Organization

Segregated cash represents cash held in a Special Reserve Account for the Exclusive Benefit of Customers at the Industrial and Commercial Bank of China (USA) NA ("ICBC").

The Company maintains a $250,000 deposit with its clearing broker, ICBCFS.

7. Related Party Transactions

The Company has three agreements with related parties in place in 2015. One is with an affiliate under common control with the Company, DriveWealth Technologies, LLC, ("Technologies") and the other two with the Company's parent, DriveWealth Holdings, Inc. ("Holdings" or the "Parent").

Under a Service Level Agreement, the Company pays Technologies a monthly lease fee for the trading platform and app equal to $2.25 for each new live investing account opened by customers on the app during the preceding month. In addition, the Company pays Technologies an on-going maintenance support fee of 30¢/month for each live investing account at the end of the preceding month. For 2015, the Company incurred $60,531 of technology service fee charges under this agreement. This amount is included in Technology and Communications in the Statement of Operations.

Under an Expense Sharing Agreement, Holdings incurs certain expenses (such as office supplies, insurance, and other general overhead costs) on behalf of its wholly-owned subsidiaries, the Company and Technologies. Such costs are charged back to the Company and Technologies either on a specific identification basis, or 50 / 50 in cases where specific identification is not feasible. For 2015, the Company incurred $129,582 of health insurance and $20,481 of other general overhead under this agreement. The former amount is included in Employee compensation and the latter in Other Expenses in the Statement of Operations.

Under a Sub-Lease Agreement, Holdings leased 2,806 square feet of office space at 16 Washington Street, Morristown, NJ from 09/01/2012 through 08/31/2015. Under sub-lease agreement with Holdings, the Company sub-leased 50% of said space through June 8, 2014. (From June 2014 through August 2015, an unaffiliated firm assumed the Company's sublease and space at 16 Washington Street.) Effective June 9, 2014 through January 8, 2022, Holdings leased 7,748 square feet of office space at 97 Main Street, Chatham, NJ. Under a separate sub-lease agreement, the Company subleases 55% of the 97 Main Street space. Lease costs are accounted for on a straight-line basis over the life of the lease. For 2015, the Company incurred expenses of $102,232 for rent and utilities under this agreement. This amount is included in Occupancy and Equipment Costs in the Statement of Operations.

7. Related Party Transactions (Continued)

The Company's future minimum lease obligation under the sub-lease agreement with Holdings, is as follows:

Year	$ Amount
2016	$92,308
2017	103,087
2018	115,012
2019	117,143
2020	119,273
2021	121,404
2022	2,612
	$670,839

8. Subsequent Events

Pursuant to NASD Rule 1017, on January 25, 2016 FINRA granted approval of the continuing membership application of DriveWeath, LLC with regard to its request to engage in the following business lines: (1) fully-disclosed correspondent clearing and settlement services for U.S. and foreign registered introducing broker-dealers; (2) single consolidated margin and cash account clearing and settlement services for Qualified Intermediaries that are also foreign broker-dealers registered in their local jurisdiction; (3) facilitation of fractional shares trading of U.S. exchange listed equity securities on a principal basis; and (4) trade select U.S. listed equity securities after normal market hours.